Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS
HELD ON FEBRUARY 21, 2011

DATE, TIME AND PLACE:  On February 21, 2011 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.

CHAIR:    Roberto Egydio Setubal.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Having examined and discussed the account statements for 2010 and the management discussion and analysis report for the operation as well as the respective opinions of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in sub-section V and VI of Article 25 of CVM Instruction 480/09, the Board unanimously resolved to:

a)	declare that it has reviewed, discussed and agrees with the opinions expressed by PricewaterhouseCoopers Auditores Independentes; and

b)
declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis report for the operation with respect to the fiscal year ending December 31, 2010.

CONCLUSION: With there being no further matters on the agenda, these minutes were drafted, read, approved and signed by all those present. São Paulo-SP, February 21, 2011. (signed) Roberto Egydio Setubal – President; Alfredo Egydio Setubal and Candido Botelho Bracher – Executive Vice Presidents; Caio Ibrahim David, Claudia Politanski, Marcos de Barros Lisboa, Ricardo Baldin and Sérgio Ribeiro da Costa Werlang – Executive Officers; Carlos Eduardo de Souza Lara, Jackson Ricardo Gomes,  Marco Antonio Antunes and Wagner Roberto Pugliese – Officers.

ALFREDO EGYDIO SETUBAL Investor Relations Officer